UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 88)*

                          COLLINS & AIKMAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   194830 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Leslie Duffy, Esq.
                           Jonathan A. Schaffzin, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /X/
                                                               (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         32,714,147
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            32,714,147

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   32,714,147*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      39.1%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

--------------------------------------------------------------------------------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         393,049
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            393,049

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    393,049*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .47%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                               (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         76,746*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            76,746*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            76,746*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .09%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                               (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         31,990,479*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            31,990,479*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   31,990,479*
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      38.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND SIDE-BY-SIDE PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         70,000*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            70,000*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     70,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                       / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .08%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)
--------------------------------------------------------------------------------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DAVID A. STOCKMAN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /X/
                                                             (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         331,000*
          SHARES
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            331,000*

                                 10         SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    331,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .40%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------

* Heartland Industrial Associates L.L.C. ( "HIA") is the general partner of Heartland funds which funds owns 32,714,147 shares of common stock. Mr. Stockman is the managing partner of HIA. Mr. Stockman disclaims beneficial ownership of such shares.

     This Amendment No. 88 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPK1 and HIPC1, the "Reporting Heartland Entities") and David A. Stockman, with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). The definition of Reporting Heartland Entities is amended to include HIP Side-By-Side IA, L.L.C. ("HIP Side") and HIP Side-By-Side Partners, L.P. ("HIP Side LP"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

     All share numbers in this filing (including on the cover page) give effect to the one-for-2.5 reverse stock split (the "Split") effected by the Company in May 2002. This needs to be considered in comparing the information against previous filings. This filing is being made to reflect a letter agreement (the "Letter") entered into between HIP and Textron Inc. ("Textron") on March 17, 2005 in respect of the transactions described below. In the Letter, Textron Inc. agreed to sell to HIP and its designees all of the outstanding Series A-1 Preferred Stock and Series B-1 Preferred Stock (the "Preferred Stock") of Collins & Aikman Products Co., a wholly owned subsidiary of the Company, on the terms and conditions set forth in the Letter. Definitive documentation for the matters covered by the Letter has not yet been prepared.

     In the Letter, HIP committed to purchase, within the provided time frame and subject to certain terms and conditions, the "applicable percentage" (defined in the Letter), not to exceed 60%, of the Preferred Stock, for (x) $25.0 million in cash and (y) 2,000,000 shares of Common Stock held by HIP. HIP expects that each of the Reporting Entities will participate in the purchase utilizing shares of Common Stock owned by them. Textron committed for a period of time to sell the balance of the Preferred Stock for $20 million in cash to one or more designees of Heartland, subject to certain terms and conditions. Heartland did not commit to purchase this balance itself, but HIP has certain rights of first refusal with respect to any Preferred Stock not purchased by it or a designee.

     In addition, HIP and Textron agreed that the definitive purchase documentation would include the following: (a) Textron would grant Heartland the right to purchase within 5 years up to 2,000,000 shares of Common Stock at a price of $3.00 per share and (b) Heartland would grant Textron Inc. the right to buy: (i) 1,000,000 shares of Common Stock at a price of $8.50 per share within 18 months of the Letter date, (ii) 1,000,000 shares of Common Stock at a price of $9.50 per share within 19 months of the Letter date, (iii) 1,000,000 shares of Common Stock at a price of $10.50 per share within 20 months of the Letter date, (iv) 1,000,000 shares of Common Stock at a price of $11.50 per share within 23 months of the Letter date and (v) 1,000,000 shares of Common Stock within 24 months of the Letter date. The foregoing options are subject to modifications or restructuring prior to the execution of definitive documentation among the parties to comply with certain securities law issues.

     The foregoing transactions are subject to certain conditions set forth in the Letter. The closing date for the purchase of the Preferred Stock is expected to occur on or before the later of (x) 45 days after the filing of the Company's 2004 Form 10-K and (y) 60 days after the date of the Letter, subject to the specified conditions. The transactions contemplated by the Letter are referred to herein as the "Transactions."

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended by the addition of the following paragraph:

     On March 17, 2005, HIP and Textron entered into the Letter, a copy of which is filed herewith as Exhibit 99.1. The primary purpose of the Transactions is the purchase of up to all of the Preferred Stock by Heartland and one or more of its designees. As part of the consideration for the purchase of Preferred Stock and the other agreements reflected in the Letter, Heartland has agreed to a transfer of certain shares of Common Stock and certain rights of first refusal and options with respect to shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 17, 2005, HIP and Textron entered into the Letter, a copy of which is filed herewith as Exhibit 99.1. The Letter represents agreements to be documented in definitive documentation by Heartland to sell 2,000,000 shares of Common Stock as part of the consideration for the purchase of up to 60% of the Preferred Stock and by both Heartland and Textron with respect to certain rights of first refusal and options on Common Stock held by HIP and Textron, all subject to the terms and conditions set forth in the Letter.

Item 7.  Material to be Filed as Exhibits.

Attached hereto as Exhibit 99.1 is the Letter, the material terms of which are described above.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated   March 23, 2005



                                   Heartland Industrial Associates L.L.C.

                                   Heartland Industrial Partners (FF), L.P.,

                                   Heartland Industrial Partners (C1), L.P.,

                                   Heartland Industrial Partners, L.P.

                                   HIP Side-By-Side
                                   Partners, L.P.

                                   HIP Side-By-Side IA, L.L.C.



                                   By:         /s/ David A. Stockman
                                        --------------------------------------
                                            David A. Stockman

                                   David Stockman, in his individual capacity

                                               /s/ David A. Stockman
                                        --------------------------------------
                                            David A. Stockman